Exhibit 99.3

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Luna Innovations Incorporated

We have audited the accompanying consolidated balance sheets of Luna Innovations Incorporated (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2012 and 2013, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2013. Our audits of the basic consolidated financial statements included the financial statement schedule included as an exhibit on Form 8-K (File No. 000-52008). These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Luna Innovations Incorporated and subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial consolidated statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

McLean, Virginia

April 10, 2014 (except for Note 15, as to which the date is February 9, 2015)

CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2013
Assets
Current assets;
Cash and cash equivalents	$6,340,461	$7,778,541
Accounts receivable, net	7,059,635	5,408,281
Inventory, net	3,336,916	3,346,177
Prepaid expenses	667,773	708,974
Other current assets	35,629	70,208

Total current assets	17,440,414	17,312,181
Property and equipment, net	2,426,638	2,060,709
Intangible assets, net	437,839	288,475
Other assets	152,877	42,710

Total assets	$20,457,768	$19,704,075

Liabilities and stockholders’ equity
Current Liabilities;
Current portion of long term debt obligation	1,500,000	1,500,000
Current portion of capital lease obligation	54,091	66,617
Accounts payable	1,797,571	1,401,764
Accrued compensation	1,648,064	2,205,612
Accrued liabilities	863,214	1,219,650
Accrued liabilities - other	235,897	121,323
Deferred credits	832,822	691,424

Total current liabilities	6,931,659	7,206,390
Long-term debt obligation	2,125,000	625,000
Long-term capital lease obligation	128,917	110,307

Total liabilities	9,185,576	7,941,697

Commitments and contingencies
Stockholders’ equity;
Preferred stock, par value $0.001, 1,321,514 shares authorized, issued and outstanding at December 31, 2012 and 2013, respectively	1,322	1,322
Common stock, par value $0.001, 100,000,000 shares authorized, 14,009,280 and 14,527,335 shares issued and outstanding at December 31, 2012 and 2013, respectively	14,245	14,842
Additional paid-in capital	61,361,505	62,756,571
Accumulated deficit	(50,104,880)	(51,010,357)

Total stockholders’ equity	11,272,192	11,762,378

Total liabilities and stockholders’ equity	20,457,768	19,704,075

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,
	2012	2013
Revenues:
Technology development revenues	$15,126,834	$11,421,868
Products and licensing revenues	8,338,967	6,911,707

Total revenues	23,465,801	18,333,575

Cost of revenues:
Technology development costs	10,749,335	8,882,071
Products and licensing costs	3,824,661	3,402,846

Total cost of revenues	14,573,996	12,284,917

Gross profit	8,891,805	6,048,658

Operating expense:
Selling, general & administrative	10,249,444	10,970,775
Research, development, and engineering	2,772,438	3,113,193

Total operating expense	13,021,882	14,083,968

Operating loss	(4,130,077)	(8,035,310)

Other income (expense):
Other income, net	108,061	347,026
Interest expense, net	(312,372)	(207,538)

Total other (expense) income	(204,311)	139,488

Loss from continuing operations before income taxes	(4,334,388)	(7,895,822)
Income tax benefit	(1,106,564)	(2,387,422)

Loss from continuing operations, net	(3,227,824)	(5,508,400)
Income from discontinued operations, net of income taxes ($1.1 million and $2.4 million, respectively)	1,843,439	4,705,250

Net loss	(1,384,385)	(803,150)
Preferred stock dividend	119,754	102,327

Net loss attributable to common stockholders	$(1,504,139)	$(905,477)

Net loss per share from continuing operations:
Basic	$(0.23)	$(0.38)
Diluted	$(0.23)	$(0.38)
Net income per share from discontinued operations:
Basic	$0.13	$0.33
Diluted	$0.13	$0.33
Net loss per share attributable to common stockholders:
Basic	$(0.11)	$(0.06)
Diluted	$(0.11)	$(0.06)
Weighted average shares:
Basic and diluted	13,930,267	14,336,135

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Preferred Stock		Common Stock		Additional Paid in Capital	Accumulated Deficit	Total
	Shares	$	Shares	$
Balance—January 1, 2012	1,321,514	1,322	13,812,490	13,969	59,289,516	(48,600,741)	10,704,066
Exercise of stock options and warrants	—	—	182,702	183	69,795	—	69,978
Stock-based compensation	—	—	—	—	1,862,533	—	1,862,533
Stock dividends (1)	—	—	—	79	119,675	(119,754)	—
Issuance of Common Stock, Other (2)	—	—	14,088	14	19,986	—	20,000
Net loss	—	—	—	—	—	(1,384,385)	(1,384,385)

Balance—December 31, 2012	1,321,514	1,322	14,009,280	14,245	61,361,505	(50,104,880)	11,272,192
Exercise of stock options and warrants	—	—	169,277	168	111,789	—	111,957
Stock-based compensation	—	—	337,500	338	1,166,041	—	1,166,379
Stock dividends (1)	—	—	—	80	102,247	(102,327)	—
Issuance of Common Stock, Other (2)	—	—	11,278	11	14,989	—	15,000
Net loss	—	—	—	—	—	(803,150)	(803,150)

Balance—December 31, 2013	1,321,514	$1,322	14,527,335	$14,842	$62,756,571	$(51,010,357)	$11,762,378

(1)	The stock dividends payable in connection with the Series A Convertible Preferred Stock are issuable upon the request of Carilion.
(2)	Fees paid to our board of directors by issuance of our common stock.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2012	2013
Cash flows used in operating activities:
Net loss	$(1,384,385)	$(803,150)
Adjustments to reconcile net loss to net cash provided/(used in) by operating activities:
Depreciation and amortization	1,092,027	935,477
Stock-based compensation	1,882,533	1,181,379
Gain on sale of discontinued operations, net of income taxes	—	(3,391,451)
Allowance for doubtful accounts or bad debt expense	—	134,811
Tax benefit from utilization of loss from current year operations	—	(1,507,791)
Changes in operating assets and liabilities:
Accounts receivable	(1,101,549)	1,533,827
Inventory	(10,482)	(9,261)
Other assets	478,919	(79,180)
Accounts payable and accrued expenses	(724,050)	396,352
Deferred credits	(629,781)	(178,305)

Net cash used in operating activities	(396,768)	(1,787,292)

Cash flows (used in)/provided by investing activities:
Acquisition of property and equipment	(371,390)	(186,956)
Intangible property costs	(224,537)	(253,451)
Proceeds from sale of discontinued operations, net of fees	—	5,110,855

Net cash (used in)/provided by investing activities	(595,927)	4,670,448

Cash flows provided by/(used in) financing activities:
Payments on debt obligations	(1,625,000)	(1,500,000)
Payments on capital lease obligation	(50,949)	(57,033)
Proceeds from the exercise of options and warrants	69,978	111,957

Net cash used in financing activities	(1,605,971)	(1,445,076)

Net change in cash	(2,598,666)	1,438,080
Cash and cash equivalents—beginning of period	8,939,127	6,340,461

Cash and cash equivalents—end of period	$6,340,461	$7,778,541

Supplemental disclosure of cash flow information
Cash paid for interest	$297,875	$178,646
Dividend on preferred stock, 79,292 shares of common stock issuable at each of December 31, 2012 and 2013	$119,754	$102,327
Cash paid for income taxes	$21,618	$14,010

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

Luna Innovations Incorporated (“We” or the “Company”), headquartered in Roanoke, Virginia was incorporated in the Commonwealth of Virginia in 1990 and reincorporated in the State of Delaware in April 2003.

We develop, manufacture and market fiber optic sensing and test & measurement products focused on bringing new and innovative technology solutions to measure, monitor, protect and improve critical processes in the aerospace, automotive, energy, composite, telecommunications and defense industries. Our business model is designed to accelerate the process of bringing new and innovative products to market. We use our in-house technical expertise to perform applied research services on government-funded projects across a range of technologies and also for corporate customers in the fiber optic sensing area. We are organized into two business segments: our Technology Development segment and our Products and Licensing segment. Our Technology Development segment performs applied research principally on government-funded projects. Most of the government funding in our Technology Development segment is derived from the U.S. Government’s Small Business Innovation Research, or SBIR, program coordinated by the U.S. Small Business Administration, or SBA. Our Products and Licensing segment focuses on fiber optic test and measurement, sensing, and instrumentation products.

We have a history of net losses and negative cash flow from operations. We have historically managed our liquidity through cost reduction initiatives, debt financings and capital markets transactions.

Although there can be no guarantees, we believe that our current cash balance, including the proceeds from the sale of our medical shape sensing business to Intuitive in January 2014 described in Note 15, our cash flow from operations, and the funds available to us under the Credit Facility described in Note 3 below, provide adequate liquidity for us to meet our working capital needs through 2014.

Discontinued Operations

The Company’s Board of Directors and management determined that it would be in the best interest of the Company’s stockholders to sell the Secure Computing and Communication (“SCC”) group, which was part of the Technology Development segment, and medical shape sensing shape sensing business, which was part of the Product and Licensing Segment. On March 1, 2013, we completed the sale of our SCC for approximately $6.1 million. On January 21, 2014 we sold our assets associated with the medical shape sensing business for approximately $30.0 million.

As a result, the Company has classified the operating results, net of taxes, of the aforementioned businesses as discontinued operations. The accompanying consolidated balance sheets of the Company as of December 31, 2012 and 2013, and the related consolidated statements of operations and cash flows for each of the two years in the period ended December 31, 2013, and the related notes to the consolidated financial statements have been retrospectively revised to reflect the classification of discontinued operations for these businesses. See Note 15, Discontinued Operations for further information. Unless otherwise noted, the following notes refer to the Company’s continuing operations.

Consolidation Policy

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or GAAP and include the accounts of the Company and its wholly owned subsidiaries. We eliminate from our financial results all significant intercompany transactions. We do not have any investments in entities we believe are variable interest entities for which the Company is the primary beneficiary.

Preferred Stock Issued to Carilion Clinic

In January 2010, we entered into a transaction with Carilion Clinic (“Carilion”), in which Carilion agreed to exchange all of its Senior Convertible Promissory Notes in the principal amount of $5.0 million plus all accrued but unpaid interest, totaling $1.2 million, for (i) 1,321,514 shares of our newly designated Series A Convertible Preferred Stock and (ii) an additional warrant to purchase 356,000 shares of our common stock at an exercise price of $2.50 per share. This warrant is exercisable until December 31, 2020. We also agreed to reduce the exercise price of Carilion’s prior common stock warrant from $7.98 to $2.50 per share and to extend its expiration date to December 31, 2020. The Series A Convertible Preferred Stock carries a dividend of 6% payable in shares of common stock and maintains a liquidation preference up to $6.2 million. As of December 31, 2013, a cumulative total of 314,525 shares of common stock were issuable to Carilion, on their demand, as dividends and have been recorded in the statement of stockholders’ equity. Each share of Series A Convertible Preferred Stock may be converted into one share of our common stock at the option of the holder. We recorded the fair value of the Series A Convertible Preferred Stock, determined based upon the conversion value immediately prior to the exchange, the fair value of the new warrant issued, determined using the Black-Scholes valuation model, and the incremental fair value of the prior warrant due to the re-pricing and extension of expiration to stockholders’ equity.

Use of Estimates

The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements and accompanying notes.

Although these estimates are based on our knowledge of current events and actions we may undertake in the future, actual results may differ from such estimates and assumptions.

Technology Development Revenues

We perform research and development for U.S. government agencies, educational institutions and commercial organizations. We recognize revenues under research contracts when a contract has been executed, the contract price is fixed and determinable, delivery of services or products has occurred and collection of the contract price is considered reasonably assured. Revenue is earned under cost reimbursable, time and materials and fixed price contracts. Direct contract costs are expensed as incurred.

Under cost reimbursable contracts, we are reimbursed for costs that are determined to be reasonable, allowable and allocable to the contract and are paid a fixed fee representing the profit negotiated between us and the contracting agency. Revenue from cost reimbursable contracts is recognized as costs are incurred plus a portion of the fee earned. Revenue from time and materials contracts is recognized based on direct labor hours expended at contract billing rates plus other billable direct costs.

Revenue from fixed price research contracts that involve the delivery of services and a prototype model is recognized under the percentage of completion method. Fixed price arrangements that involve the delivery of research reports are recognized under the proportional performance method based upon the ratio of costs incurred to achieve contract milestones to total estimated cost as this method more accurately measures performance under these arrangements. Losses on contracts, if any, are recognized in the period in which they become known.

Intellectual Property License Revenues

Amounts received from third parties for licenses to our intellectual property are recognized when earned under the terms of the agreements. Revenues are recognized upon transfer of the license unless we have continuing obligations for which fair value cannot be established, in which case the revenues are recognized over the period of the obligation. If there are extended payment terms, license fee revenues are recognized as these payments become due and collection is reasonably assured. We consider all arrangements with payment terms extending beyond 12 months not to be fixed and determinable.

Certain of our license arrangements have also required us to enter into research and development agreements. Accordingly, we allocate our arrangement fees to the various elements based upon objective reliable evidence of fair value, if available. For those arrangements in which evidence of fair value is not available, we defer revenues from any up-front payments and recognize them over the service period in the arrangement. Certain of these arrangements also include the payment of performance bonuses based upon the achievement of specific milestones. Generally, there are no assurances at the onset of these arrangements that the milestones will be achieved. As such, fees related to such milestones are excluded from the initial allocation of the arrangement fee and are recognized upon achievement of the milestone provided that all other revenue recognition criteria are met.

Product Sales Revenues

Revenues from product sales are generated by the sale of commercial products and services under various sales programs to the end user and through distribution channels. We sell fiber optic sensing systems to end users for use in numerous fiber optic based measurement applications. Revenues are recorded net of applicable sales taxes collected from customers and payable to state or local governmental entities.

We recognize revenue relating to our products when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectability of the resulting receivable is reasonably assured.

For multi-element arrangements that include tangible products that contain software that is essential to the tangible product’s functionality, we allocate revenue to all deliverables based on their relative selling prices. Other deliverables include extended warranty, training and various add-on products. In such circumstances, we use a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value or VSOE, (ii) third-party evidence of selling price or TPE, and (iii) best estimate of the selling price or ESP. VSOE generally exists only when we sell the deliverable separately and is the price actually charged by us for that deliverable. ESPs reflect our best estimates of what the selling prices of elements would be if they were sold regularly on a stand-alone basis.

Our process for determining our ESP for deliverables without VSOE or TPE considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. Key factors considered in developing the ESPs include prices charged by us for similar offerings, our historical pricing practices, the nature of the deliverables, and the relative

ESP of all of the deliverables as compared to the total selling price of the product. We may also consider, when appropriate, the impact of other products and services on selling price assumptions when developing and reviewing our ESPs.

Revenues from product sales that require no ongoing obligations are recognized as revenues when shipped to the customer, title has passed and collection is reasonably assured. In transactions in which a right-of-return exists, revenues are deferred until acceptance has occurred and the period for the right-of-return has lapsed.

Allowance for Uncollectible Receivables

Accounts receivable are recorded at their face amount, less an allowance for doubtful accounts. We review the status of our uncollected receivables on a regular basis. In determining the need for an allowance for uncollectible receivables, we consider our customers’ financial stability, past payment history and other factors that bear on the ultimate collection of such amounts. The allowance was $0 at December 31, 2012 and approximately $134,811 at December 31, 2013.

Cash Equivalents

We consider all highly liquid investments purchased with maturities of three months or less to be cash equivalents. To date, we have not incurred losses related to cash and cash equivalents. The Company regularly maintains cash balances with financial institutions which exceed Federal Deposit Insurance Corporation (“FDIC”) insurance limits. At December 31, 2013 and December 31, 2012, the Company had approximately $7.5 million and $6.1 million, respectively, in excess of FDIC insured limits.

Fair Value Measurements

The Company’s financial assets and liabilities are measured at fair value, which is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. Valuation techniques are based on observable or unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair value hierarchy:

•	Level 1—Quoted prices for identical instruments in active markets.

•	Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant value drivers are observable.

•	Level 3—Valuations derived from valuation techniques in which significant value drivers are unobservable.

The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments. The carrying value of the promissory notes approximate fair value as the interest rate is comparable to the interest rate on our credit facility with Silicon Valley Bank, which we consider to be at market.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. We record depreciation using the straight-line method over the following estimated useful lives:

Equipment	3 – 7 years
Furniture and fixtures	7 years
Software	3 years
Leasehold improvements	Lesser of lease term or life of improvements

Intangible Assets

Intangible assets consist of patents related to certain intellectual property that we have developed or acquired. We amortize our patents over their estimated useful life of five years, and analyze them whenever events or circumstances indicate that the carrying amount may not be recoverable to determine whether their carrying value has been impaired.

Research, Development and Engineering

Research, development and engineering expenses not related to contract performance are expensed as incurred. We expensed $2.8 million and $3.1 million of non-contract related research, development and engineering expenses for the years ended December 31, 2012 and 2013, respectively.

Valuation of Long-Lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less cost to sell.

Inventory

Inventory consists of finished goods, work in process and parts valued at the lower of cost (determined on the first-in, first-out basis) or market. We provide reserves for estimated obsolescence or unmarketable inventory equal to the difference between the carrying value of the inventory and the estimated market value based upon assumptions about future demand and market conditions.

Net Loss per Share

Basic per share data is computed by dividing net loss attributable to common stockholders by the weighted average number of shares outstanding during the period. Diluted per share data is computed by dividing net loss attributable to common stockholders by the weighted average shares outstanding during the period increased to include, if dilutive, the number of additional common share equivalents that would have been outstanding if potential common shares had been issued using the treasury stock method. Diluted per share data would also include the potential common share equivalents relating to convertible securities by application of the if-converted method.

The effect of 2.4 million and 2.3 million common stock equivalents (which include outstanding warrants and stock options) are not included for the years ended December 31, 2012 and 2013 respectively, as they are antidilutive to earnings per share due to the Company’s loss from continuing operations.

Stock-Based Compensation

We have a stock-based compensation plan, which is described further in Note 8. We recognize compensation expense based upon the fair value of the underlying equity award as of the date of grant. The Company has elected to use the Black-Scholes option pricing model to value any awards granted. We amortize stock-based compensation for such awards on a straight-line method over the requisite service period of the awards taking into account the effects of the employees’ expected exercise and post-vesting employment termination behavior.

The Company recognizes expense for equity instruments issued to non-employees based upon the fair value of the equity instruments issued.

The fair value of each option granted is estimated as of the grant date using the Black-Scholes option pricing model with the following assumptions:

	2012	2013
Risk-free interest rate range	1.02% – 1.49%	1.27% – 2.34%
Expected life of option-years	7.5	7.5
Expected stock price volatility	108%	108%
Executive turnover rates	— %	— %
Non-executive turnover rates	18.5%	14.7%
Expected dividend yield	—	—

The risk-free interest rate is based on U.S. Treasury interest rates, the terms of which are consistent with the expected life of the stock options. Expected volatility is based upon the average volatility of our common stock. The expected life and estimated post-employment termination behavior is based upon historical experience of homogeneous groups, executives and non-executes, within our company. We do not currently issue dividends nor do we expect to in the foreseeable future.

Advertising

We expense the cost of advertising as incurred. Historically such amounts have not been significant to our operations.

Income Taxes

We account for income taxes using the liability method. Deferred tax assets or liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when the differences reverse. A valuation allowance against net deferred tax assets is provided unless we conclude it is more likely than not that the deferred tax assets will be realized.

We recognize tax benefits from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities.

2. Inventory

Inventory consists of finished goods, work-in-process and parts valued at the lower of cost (determined on the first-in, first-out basis) or market. We provide reserves for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions.

Components of inventory are as follows:

	December 31, 2012	December 31, 2013
Finished goods	$195,578	$719,574
Work-in-process	252,227	361,754
Parts	2,975,297	2,339,595

	3,423,102	3,420,923
Less: Inventory reserves	86,186	74,746

Total inventory, net	$3,336,916	$3,346,177

3. Debt

Silicon Valley Bank Facility

We currently have a Loan and Security Agreement with Silicon Valley Bank (“SVB”) under which we have a term loan with an original borrowing amount of $6.0 million (the “Term Loan”). The Term Loan is to be repaid by us in 48 monthly installments, plus accrued interest payable monthly in arrears, and unless earlier terminated, matures on the earlier of either May 1, 2015 or an event of a default under the loan agreement. The term loan carries a floating annual interest rate equal to SVB’s prime rate then in effect plus 2%. We may repay amounts due under the Term Loan at any time with no penalties.

In addition to the terms and conditions of the Term Loan, we also have a revolving credit facility (the “Line of Credit” and together with the Term Loan, the “Credit Facilities”) with a maximum borrowing capacity of $1.0 million. The interest rate on the Line of Credit is SVB’s prime rate plus 1.25%, payable monthly in arrears, and we are required to pay an unused Line of Credit fee of one-quarter of one percent (0.25%), payable monthly. We may terminate the Line of Credit for a termination fee of $10,000, which fee would not be payable in the event that the Line of Credit is replaced by another loan facility with SVB. The Line of Credit has a maturity date of May 18, 2014.

Amounts due under the Credit Facilities are secured by substantially all of our assets, including intellectual property, personal property and bank accounts.

On March 21, 2013, we entered into a Fourth Loan Modification Agreement with SVB that replaced the existing financial covenants with a single covenant that we maintain a minimum cash balance of $5.0 million with SVB. Effective on January 21, 2014, in connection with our sale of assets to Intuitive, this covenant was modified to reduce the required minimum cash balance to $3.5 million. The Credit Facilities also require us to observe a number of operational covenants, including protection and registration of intellectual property rights, and certain customary negative covenants. As of December 31, 2013, we were in compliance with all covenants under the Credit Facilities.

In addition, the Credit Facilities contain customary events of default, including nonpayment of principal, interest or other amounts, violation of covenants, material adverse change, an event of default under any subordinated debt documents, incorrectness of representations and warranties in any material respect, bankruptcy, judgments in excess of a threshold amount, and violations of other agreements in excess of a threshold amount. If any event of default occurs SVB may declare due immediately all borrowings under the Credit Facilities and foreclose on the collateral. Furthermore, an event of default under the Credit Facilities would result in an increase in the interest rate on any amounts outstanding. As of December 31, 2013, there were no events of default on our Credit Facilities.

The balance under the Term Loan at December 31, 2013 was $2.1 million of which $0.6 million was classified as long-term and $1.5 million was classified as short-term. No amounts were outstanding under the Line of Credit and the available credit capacity was $1.0 million at December 31, 2013. The effective rate of our Term Loan at December 31, 2013 was 6%.

The following table presents a summary of debt outstanding as of December 31, 2012 and 2013:

	December 31,
	2012	2013
Silicon Valley Bank Term Loan	$3,625,000	$2,125,000

Less: current portion	1,500,000	1,500,000

Total long-term debt	$2,125,000	$625,000

Maturities on long-term debt are as follows:

Year	Amount
2014	1,500,000
2015	625,000

Total	$2,125,000

Costs associated with loans outstanding were as follows:

	Years Ended December 31,
	2012	2013
Interest expense	$286,529	$189,151
Amortization of transaction costs	25,843	18,387

Total interest expense	$312,372	$207,538

4. Accounts Receivable—Trade

Accounts receivable consist of the following:

	December 31,
	2012	2013
Billed	$5,175,395	$3,552,184
Unbilled	1,873,376	1,755,439
Other	10,864	235,469

	$7,059,635	$5,543,092

Less: allowance for doubtful accounts	—	(134,811)

	$7,059,635	$5,408,281

Unbilled receivables result from contract retainages and revenues that have been earned in advance of billing and can be invoiced at contractually defined intervals, milestones, or at completion of the contract.

Unbilled amounts are expected to be billed in future periods and are classified as current assets in accordance with industry practice.

5. Property and Equipment

Property and equipment, net, consists of the following at:

	December 31,
	2012	2013
Building	$69,556	$69,556
Equipment	7,222,208	7,239,017
Furniture and fixtures	622,944	562,485
Software	1,185,290	1,092,484
Leasehold improvements	3,196,590	3,168,377

	12,296,588	12,131,919
Less—accumulated depreciation	(9,869,950)	(10,071,210)

	$2,426,638	$2,060,709

Depreciation for the years ended December 31, 2012 and 2013 was approximately $0.8 million and $0.5 million, respectively.

6. Intangible Assets

The following is a summary of intangible assets:

	December 31,
	2012	2013
Patent costs	$2,264,441	$2,496,560
Accumulated amortization	(1,826,602)	(2,208,085)

	$437,839	$288,475

Amortization for the years ended December 31, 2012 and 2013 was approximately $0.3 million and $0.4 million, respectively. Estimated aggregate amortization, based on the net value of intangible assets at December 31, 2013, for each of the next five years is as follows:

Year Ending December 31,
2014	188,616
2015	53,371
2016	24,844
2017	10,578
2018	6,013

$283,422

7. Income Taxes

Deferred tax assets and liabilities consist of the following components:

	2012		2013
	Current	Long-Term	Current	Long-Term
Bad debt and inventory reserve	$41,243	$—	$88,077	$—
Deferred revenue	—	—	—	59,673
Depreciation and amortization	—	1,005,697	—	1,024,784
Net operating loss carryforwards	—	11,358,044	—	10,896,286
Research and development credits	—	386,161	—	386,161
Accrued liabilities	731,831	—	836,011	—
Deferred compensation	—	123,797	—	163,655
Stock-based compensation	—	1,208,970	—	1,519,513
AMT credit	—	28,555	—	42,711

Total	773,074	14,111,224	924,088	14,092,783
Valuation allowance	(773,074)	(14,111,224)	(924,088)	(14,092,783)

Net deferred tax asset	$—	$—	$—	$—

The reconciliation of expected income tax benefit (expense) to actual income tax expense benefit (expense) was as follows:

	2012	2013
Statutory federal rate	34.00%	34.00%
State tax net of federal benefit	3.73%	3.96%
Change in valuation allowance	(4.16)%	(16.88)%
Incentive stock options	(35.60)%	(41.60)%
Provision to return adjustments	(1.80)%	24.11%
Meals and entertainment	(0.74)%	(1.33)%
Other Permanent differences	(0.60)%	(4.37)%

Income tax (expense)	(5.17)%	(2.11)%

The income tax expense consists of the following for:

	2012	2013
Current:
Federal	$18,268	$14,071
State	3,149	—
Deferred Federal	—	—
Deferred State	—	—

Income tax expense	$21,417	$14,071

The realization of our deferred income tax assets is dependent upon sufficient taxable income in future periods. In assessing whether deferred tax assets may be realized, we consider whether it is more likely than not that some portion, or all, of the deferred tax asset will be realized. We consider scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies that we can implement in making our assessment. We have net operating loss carryforwards at December 31, 2013 of approximately $28.7 million expiring at varying dates through 2025. We have research and development tax credit carryforwards at December 31, 2013 of approximately $0.4 million, which expire at varying dates through 2024.

We have undertaken a formal section 382 study and determined that we do not have a limitation on our net operating loss available to offset income.

The U.S. federal statute of limitations remains open for the year 2005 and onward. We currently have no federal income tax returns under examination. U.S. state jurisdictions have statutes of limitation generally ranging from three to seven years. We currently have no state income or franchise tax returns under examination. We currently do not file tax returns in any foreign tax jurisdiction.

We currently have no positions for which we expect that the amount of unrecognized tax benefit will increase or decrease significantly within twelve months of the reporting date. We have no tax interest or penalties reported in either our statement of operations or statement of financial position for any year reported herein. Management believes it is not more likely than not that the deferred tax assets at December 31, 2012 or December 31, 2013 will be realized, and therefore a valuation allowance was established against all such deferred tax assets.

We are evaluating the potential impact of the final Treasury regulations released on September 13, 2013 concerning amounts paid to acquire, produce or improve tangible property and recovery of basis upon disposition. We are determining whether or not any changes in accounting method will be required and if they will result in a material impact to our financial statements. At this time, we do not anticipate there being a material impact.

Windfall equity-based compensation deductions are tracked, but will not be recorded to the balance sheet until management determines it is more likely than not that such amounts will be utilized. As of December 31, 2013, the Company had approximately $165,000 of windfall stock compensation deductions. If and when realized, the tax benefit associated with these deductions will be credited to additional paid-in capital. These excess benefit deductions are included in the total federal net operating losses disclosed above.

8. Stockholders’ Equity

Series A Convertible Preferred Stock

In January 2010, we entered into a transaction with Carilion, in which Carilion agreed to exchange all of its Senior Convertible Promissory Notes in the principal amount of $5.0 million plus all accrued but unpaid interest, totaling $1.2 million, for 1,321,514 shares of our newly designated Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock is non-voting, carries a dividend of 6% payable in shares of common stock and maintains a liquidation preference up to $6.2 million. As of December 31, 2013, 314,525 shares of common stock were issuable to Carilion as dividends and have been recorded in the statement of stockholders’ equity. These dividends are issuable on demand. Each share of Series A Convertible Preferred Stock may be converted into one share of our common stock at the option of the holder. We recorded the fair value of the Series A Convertible Preferred Stock, determined based upon the conversion value immediately prior to the exchange, the fair value of the new warrant issued to Carilion (as described below), determined using the Black-Scholes valuation model, and the incremental fair value of the prior warrant due to the re-pricing (as described below) and extension of maturity to stockholders’ equity.

Hansen Warrant

In January 2010, we issued 1,247,330 shares of common stock to Hansen, representing 9.9% of our common stock then outstanding. In addition, we issued to Hansen a warrant entitling Hansen to purchase a number of shares of our common stock as necessary for Hansen to maintain a 9.9% ownership interest in our common stock, at an exercise price of $0.01 per share. During 2012, Hansen did not exercise any of its outstanding warrants. During 2013, Hansen exercised warrants acquiring an additional 32,180 shares. The warrant expired on January 12, 2013 in accordance with its terms. For the years ended December 31, 2012 and 2013, we recognized expense of $17,190 and $0, respectively, which is included in operating expenses. We recognized expense based upon the fair market value of our stock at the date the shares were issuable, updated quarterly for non-exercised warrants, to Hansen.

Stock Option Plans

In April 2003, we adopted the Luna Innovations Incorporated 2003 Stock Plan, or the 2003 Plan. Under the 2003 Plan, our Board of Directors was authorized to grant both incentive and non-statutory stock options to our employees, directors and consultants to purchase Class B shares of Common Stock. Options generally had a life of 10 years and exercise price equal to or greater than the fair market value of the Class B Common Stock as determined by the Board of Directors. On February 4, 2006, our Board of Directors increased the number of shares reserved under the 2003 Plan to 9,715,000. There were options outstanding under the 2003 Plan to purchase an aggregate of 945,472 shares as of December 31, 2013. Following the adoption of the 2006 Equity Incentive Plan in January 2006, no shares or options are available for future grant under the 2003 Plan, except to satisfy grants outstanding as of June 5, 2006.

In January 2006, we adopted our 2006 Equity Incentive Plan or the 2006 Plan. Under the 2006 Plan, our Board of Directors is authorized to grant both incentive and non-statutory stock options to purchase common stock and restricted stock awards to our employees, directors, and consultants. Stock option awards generally have a life of 10 years and exercise prices equal to the closing price of our common stock on the date of the option grant. On January 1 of each year, the number of shares available for issuance increases by the lesser of (a) 10% of the outstanding shares of our common stock on the last day of the preceding fiscal year; (b) 1,695,690 shares; or (c) such other amount as our Board of Directors may determine. A total of 8,872,540 and 10,468,175 shares were available for future grant under the 2006 Plan as of December 31, 2012 and 2013, respectively.

Vesting for employees typically occurs over a five-year period.

Total non-cash stock option expense for the years ended December 31, 2012 and 2013 was $1.9 million and $1.2 million, respectively.

The following table sets forth the activity of the options to purchase common stock under the 2003 Plan and the 2006 Plan:

	Options Outstanding			Options Exercisable
	Number of Shares	Price per Share Range	Weighted Average Exercise Price	Aggregate Intrinsic Value (1)	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (1)
Balance at January 1, 2012	4,641,039	$0.35–6.74	$2.23	$1,509,270	3,206,994	$2.23	$1,258,740
Forfeited	(64,245)	0.65–5.50	1.91
Exercised	(182,702)	0.35–1.77	0.38
Granted	1,028,038	1.40–1.75	1.67

Balance at December 31, 2012	5,422,130	$0.35–6.74	$2.19	$639,904	3,775,388	$2.37	$604,292
Forfeited	(693,644)	0.35–6.74	2.08
Exercised	(137,097)	0.35–1.18	0.56
Granted	687,840	1.20–1.31	1.29

Balance at December 31, 2013	5,279,229	$0.35–6.55	$2.11	$784,154	4,012,378	$2.28	$697,826

(1)	The intrinsic value of an option represents the amount by which the market value of the stock exceeds the exercise price of the option of in-money options only. The prices represent the closing price of our Common Stock on the NASDAQ Capital Market on the respective dates.

		Options Outstanding			Options Exercisable
	Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price of Options Exercisable
Year ended December 31, 2012	$0.35–6.74	5,422,130	6.39	$2.19	3,775,388	$2.37
Year ended December 31, 2013	$0.35–6.55	5,279,229	5.88	$2.11	4,012,378	$2.28

	Total intrinsic value of options exercised	Total fair value of options vested
Year ended December 31, 2012	$215,541	$1,170,738
Year ended December 31, 2013	$111,595	$1,248,067

For the years ended December 31, 2012 and 2013, the weighted average grant date fair value of options granted was $1.10 and $1.29, respectively. We estimate the fair value of options at the grant date using the Black-Scholes model.

We will recognize $1.6 million over the remaining requisite service period. For all options granted through December 31, 2013, the weighted average remaining service period is 1.7 years.

9. Commitments and Contingencies

Obligation under Operating Leases

We lease facilities in Blacksburg, Charlottesville and Roanoke, Virginia under operating leases that as of December 31, 2013, were scheduled to expire between November 2014 and December 2018. Certain of the leases are subject to fixed escalations and provide for possible termination prior to their expiration dates. We recognize rent expense on such leases on a straight-line basis over the lease term. Rent expense under these leases recorded in our selling, general and administrative expense line on our statement of operations totaled approximately $1.3 million and $1.0 million, respectively, for the years ended December 31, 2012 and 2013. During 2013, we subleased a portion of the office space formerly occupied by Secure Computing and Communications group (“SCC”) to Mac-B. The amount of the sublease income recognized in 2013 was approximately $266,000. The sublease continues through April 30, 2014.

We are obligated under operating leases covering certain equipment that expire at various dates during the next two years.

Minimum future rentals, as of December 31, 2013, under the aforementioned operating leases for each of the next five years are:

2014	1,014,131
2015	503,760
2016	299,635
2017	305,628
2018	311,740

$2,434,894

Purchase Commitment

In the fourth quarter of 2013 we executed two non-cancelable purchase orders totaling $1.4 million for multiple shipments of tunable lasers to be delivered over an 18-month period beginning in the fourth quarter of 2013. At December 31, 2013, approximately $1.4 million of this commitment remained.

Royalty Agreement

We have licensed certain third-party technologies from vendors for which we owe minimum royalties aggregating $1.8 million payable over the remaining patent terms of the underlying technology.

10. Employee Profit Sharing Plan

We maintain a salary reduction/profit-sharing plan under provisions of Section 401(k) of the Internal Revenue Code. The plan is offered to employees who have completed three months of service with us. We contribute 25% of the salary deferral elected by each employee up to a maximum deferral of 10% of annual salary.

We contributed approximately $250,000 and $175,000 to the plan for the years ended December 31, 2012 and 2013, respectively.

11. Litigation and Other Contingencies

From time to time, we may become involved in litigation in relation to claims arising out of our operations in the normal course of business. While management currently believes the amount of ultimate liability, if any, with respect to these actions will not materially affect our financial position, results of operations or liquidity, the ultimate outcome of any litigation is uncertain.

We have made, and will continue to make, efforts to comply with current and future environmental laws. We anticipate that we could incur additional capital and operating costs in the future to comply with existing environmental laws and new requirements arising from new or amended statutes and regulations. In addition, because the applicable regulatory agencies have not yet promulgated final standards for some existing environmental programs, we cannot at this time reasonably estimate the cost for compliance with these additional requirements. The amount of any such compliance costs could be material. We cannot predict the impact that future regulations will impose upon our business.

12. Relationship with Major Customers

During the years ended December 31, 2012 and 2013, approximately 66% and 64%, respectively, of our consolidated revenues were attributable to contracts with the U.S. government.

At December 31, 2012 and 2013, receivables with respect to contracts with the U.S. government represented 34% and 25% of total billed trade receivables, respectively.

13. Financial Information About Segments

Our operations are divided into two operating segments: Technology Development and Products and Licensing. The Technology Development segment provides applied research to customers in our areas of focus.

Our engineers and scientists collaborate with our network of government, academic and industry experts to identify technologies and ideas with promising market potential. We then compete to win fee-for-service contracts from government agencies and industrial customers who seek innovative solutions to practical problems that require new technology. The Technology Development segment derives its revenue primarily from services.

The Products and Licensing segment develops and sells products or licenses technologies based on commercially viable concepts developed by the Technology Development segment. The Products and Licensing segment derives its revenue from product sales, funded product development and technology licenses.

Our President and Chief Executive Officer and his direct reports collectively represent our chief operating decision makers, and they evaluate segment performance based primarily on revenue and operating income or loss.

Information about the results of operations for each segment is set forth in the table below. There were no significant inter-segment sales during the two years ended December 31, 2013. There was an insignificant amount of product sales made outside the United States during these two years.

	Year Ended December 31,
	2012	2013
Technology Development revenue	$15,126,834	$11,421,868
Products and Licensing revenue	8,338,967	6,911,707

Total revenue	23,465,801	18,333,575

Technology Development operating loss	(1,703,370)	(3,169,605)
Products and Licensing operating loss	(2,426,707)	(4,865,705)

Total operating loss from continuing operations	(4,130,077)	$(8,035,310)

Depreciation, Technology Development	$499,439	$286,894
Depreciation, Products and Licensing	266,327	266,862
Amortization, Technology Development	212,790	197,765
Amortization, Products and Licensing	113,471	183,956

Additional segment information is as follows:

	December 31,
	2012	2013
Total segment assets:
Technology Development	$13,342,725	$10,208,433
Products and Licensing	7,115,043	9,495,642

Total	$20,457,768	$19,704,075

Property plant and equipment and intangible assets, Technology Development	$1,868,235	$1,217,083
Property plant and equipment and intangible assets, Products and Licensing	$996,242	$1,132,101

14. Quarterly Results (unaudited)

The following table sets forth our unaudited historical revenues, operating loss and net (loss) income by quarter during 2012 and 2013.

	Quarter Ended
(Dollars in thousands, except per share amounts)	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
Revenues:
Technology	$3,943	$3,895	$3,691	$3,598	$2,627	$2,807	$3,130	$2,858
Products and licensing	2,338	1.993	2,021	1,986	1,478	2,024	1,569	1,841

Total revenues	6,281	5,888	5,712	5,584	4,105	4,831	4,699	4,699
Gross Margin	2,533	2,315	2,266	1,778	1,135	1,777	1,677	1,460
Operating loss	(867)	(922)	(1,020)	(1,322)	(2,241)	(1,739)	(1,302)	(2,753)
Loss from continuing operations, net	(712)	(681)	(759)	(1,076)	(1,319)	(1,035)	(775)	(2,379)
Income/(loss) from discontinued operations net of income taxes	378	438	539	489	4,105	83	161	356
Net income/(loss)	(334)	(243)	(220)	(587)	2,786	(952)	(614)	(2,023)
Net (loss)/income attributable to common stockholders	$(369)	$(269)	$(254)	$(612)	$2,762	$(978)	$(640)	$(2,049)

Net loss per share from continuing operations:
Basic	$(0.05)	$(0.05)	$(0.05)	$(0.08)	$(0.09)	$(0.07)	$(0.05)	$(0.16)
Diluted	$(0.05)	$(0.05)	$(0.05)	$(0.08)	$(0.09)	$(0.07)	$(0.05)	$(0.16)
Net income/(loss) per share from discontinued operations:
Basic	$0.03	$0.03	$0.04	$0.03	$0.29	$0.01	$0.01	$0.03
Diluted	$0.03	$0.03	$0.04	$0.03	$0.29	$0.01	$0.01	$0.03
Net (loss)/income attributable to common stockholders:
Basic	$(0.03)	$(0.02)	$(0.02)	$(0.04)	$0.20	$(0.07)	$(0.04)	$(0.14)
Diluted	$(0.03)	$(0.02)	$(0.02)	$(0.04)	$0.20	$(0.07)	$(0.04)	$(0.14)
Weighted average shares:
Basic and Diluted	13,850,667	13,892,816	13,939,938	14,008,772	14,011,814	14,362,494	14,441,707	14,488,060

15. Discontinued Operations

        On March 1, 2013, we completed the sale of our SCC which was part of our Technology Development segment, to an unaffiliated third party for a gross sales price of $6.1 million of cash. Prior to the sale, SCC provided innovative solutions designed to secure critical technologies within the U.S. government. SCC conducted applied research and provided services to the government in this area, with its revenues primarily derived from U.S. government contracts and purchase orders. Of the purchase price, we received approximately $5.4 million at closing and $110,000 on December 31, 2013. During December 2013, an additional $475,000 in purchase price was released to us from escrow and another $125,000 is in escrow and may be released 18 months, after the closing of the transaction, subject to any indemnification claims of the acquirer. In connection with the sale, we incurred approximately $0.9 million in transaction costs that included various charges related to investment banker and legal fees. In addition, the acquirer has entered into a sublease with us for the facilities historically occupied by SCC through April 30, 2014 for a total of $0.4 million. In the transaction, we sold the equipment, contracts and intellectual property associated with SCC. Approximately 20 employees of SCC transferred to the acquirer. Included in the transaction were current assets of approximately $0.2 million and long term assets with a net book value of approximately $0.1 million, at February 28, 2013. SCC accounted for 18.5% of our revenues, and 20.7% of our cost of revenues for the year ended December 31, 2012. We recorded an aggregate after-tax gain on the sale of SCC of $3.3 million or $0.20 per diluted share in our results of operations for the year ended December 31, 2013.

Following the sale of SCC, we have continued to act on behalf of the purchaser and bill the government for certain contracts that have not yet been transferred by the government to the purchaser. We record this activity within (loss)/income from discontinued operations. During the year ended December 31, 2013, this amount was $1.7 million. We expect to continue recording such activity until all of these contracts are transferred to the purchaser by the government.

The operating income from discontinued operations for the year ended December 31, 2013, is the result the allocation of the alternative minimum tax computation on the company’s results as a whole at December 31, 2013.

On January 21, 2014, we sold our assets associated with the development of fiber optic shape sensing and localization for the medical field to affiliates of Intuitive Surgical, Inc., for total cash consideration of up to $30 million, including $6 million received at closing, and $6 million to be received within 90 days of closing, and up to $18 million that may be received in the future based on the achievement of certain technical milestones and royalties on system sales, if any. In the transaction, we sold equipment and intellectual property associated with our shape sensing technology. Ten employees were transferred to Intuitive. Included in the transaction were current assets of totaling approximately $0.2 million and long term assets with a net book value of approximately $0.2 million, at December 31, 2013. Our fiber optic shape sensing and localization for the medical field accounted for approximately 12% of our revenues, and 9% of our cost of revenues for the year ended December 31, 2013.

We have reported the results of operations of SCC and our shape sensing business as discontinued operations in our consolidated financial statements. We allocated a portion of the consolidated tax expense to discontinued operations based on the ratio of the discontinued group’s income or loss before allocations.

The key components of income/ (loss) from discontinued operations were as follows:

	Year Ended December 31,
	2012	2013
Net revenues	$8,883,202	$5,909,375
Cost of revenues	5,337,336	3,486,200
Operating expenses	574,446	229,745

Income/(loss) before income taxes	2,971,420	2,193,430
Allocated tax expense/(benefit)	1,127,981	879,819

Operating income/(loss) from discontinued operations	1,843,439	1,313,611
Gain on sale, net of $1.5 million of related income taxes	—	3,391,639

Income from discontinued operations, net of income taxes ($1.0 million and $2.4 million, respectively)	$1,843,439	$4,705,250